Prospectus Supplement No. 3
(to Prospectus dated August 11, 2008)

PURPLE BEVERAGE COMPANY, INC.

12,325,521 Shares of Common Stock

This prospectus supplement should be read in conjunction with the prospectus dated August 11, 2008, (the “Prospectus”), which is to be delivered with this prospectus supplement. This prospectus supplement updates the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering, and therefore will not receive any proceeds from this offering, other than the exercise price, if any, to be received upon exercise of the warrants referred to in the Prospectus.

This prospectus supplement includes the following documents, as filed by us with the Securities and Exchange Commission:

w	Our Current Report on Form 8-K filed on October 6, 2008.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider the risks described in the Prospectus under “Risk Factors” beginning on page 3 of the Prospectus, as updated by this prospectus supplement.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol “PPBV.OB”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 6, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

___________________________________________________________________

Date of Report (Date of earliest event reported): October 6, 2008

PURPLE BEVERAGE COMPANY, INC.
(Exact Name of Registrant as Specified in Charter)
Nevada	000-52450	01-0670370
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

450 East Las Olas Blvd, Suite 830 Fort Lauderdale, Florida	33301
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (954) 462-8757

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Reference is made to the subscription agreement (the “Subscription Agreement”) effective December 12, 2007, between Purple Beverage Company, Inc. (the “Company”) and the holders named therein (the “Holders”), the Company issued to the Holders shares of the Company’s common stock, and granted to the Holders a common stock purchase warrant (the “2007 Warrant”) that entitled the Holders to purchase a certain number of the Company’s common stock (the “2007 Underlying Shares”) at an exercise price of $2.00 per share.

On October 6, 2008, the Company authorized the issuance of unsecured convertible promissory notes to its existing lenders who cancel their existing promissory notes and/or advance additional funds to the Company. The convertible notes to be issued would mature in one year from the date of issuance and bear interest at a rate of five percent (5%) per annum. In the event of default, the interest rate under such notes would increase to the greater of 10% or the highest rate permitted under applicable law. At the option of the holder, upon written notice to the Company, the holder of the convertible notes may elect to convert the outstanding principal balance of the note plus accrued interest thereon into shares of the Company's common stock at a conversion price of $0.05 per share.

In connection with the foregoing, the Company has authorized amendments to the Subscription Agreement and the 2007 Warrants, subject to receipt of approvals required under the Subscription Agreement. Upon receipt by the Company of the requisite consents as set forth in the Subscription Agreement and acceptance by the Company, the Company will take certain steps which will adjust the effective purchase price of all of its December 2007 and later investors to $0.10 per share by issuing new shares and adjusting the exercise price of its warrants. The foregoing adjustments are subject to the consent to the following actions described below, which shall also constitute Exempted Issuances and amendments under the Subscription Agreements: (a) there shall be no further restrictions on filing any registration statement by the Company and Section 9(p) of the Subscription Agreement will be deemed to be intentionally deleted; (b) all contractual lockups on sales of the Company's shares will be removed; (c) all most favored nations and price protection features applicable to the Company's shares and warrants (including, without limitation, those set forth in Section 12 of the Subscription Agreement) will be waived in connection with the issuance of the convertible promissory notes; and (d) the assignment of all 2007 Warrants shall be consented to and the exercise price of all 2007 Warrants shall be reduced to $.10 per share.

For a full description of the amendments and other agreements referred to herein reference is made to Exhibit 10.6 which is hereby incorporated by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

10.1*	Form of Subscription Agreement, dated as of December 12, 2007.*

10.2*	Form of Common Stock Purchase Warrant, dated as of December 12, 2007.*

10.3**	Amendment to Subscription Agreement and to Common Stock Purchase Warrant to Purchase Shares of Purple Beverage Company, Inc., dated as of April 2, 2008

10.4***	Form of Amendment No. 2 to Subscription Agreement and to Common Stock Purchase Warrant to Purchase Shares of Purple Beverage Company, Inc.

10.5****	Form of Warrant Assignment Agreement

10.6	Form of Letter Amendment to Subscription Agreement and to Common Stock Purchase Warrant to Purchase Shares of Purple Beverage Company, Inc.
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*	Previously filed as Exhibits 10.7 and 10.8, respectively to Current Report on Form 8-K/A filed December 17, 2007.
**	Previously filed as Exhibit 10.1 to Current Report on Form 8-K filed April 4, 2008
***	Previously filed as Exhibit 10.4 to Current Report on Form 8-K filed September 3, 2008
****	Previously filed as Exhibit 10.5 to Current Report on Form 8-K filed September 3, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PURPLE BEVERAGE COMPANY, INC.

Dated: October 6, 2008	By:	/s/ Theodore Farnsworth
Name: Theodore Farnsworth
Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

10.1*	Form of Subscription Agreement, dated as of December 12, 2007.*

10.2*	Form of Common Stock Purchase Warrant, dated as of December 12, 2007.*

10.3**	Amendment to Subscription Agreement and to Common Stock Purchase Warrant to Purchase Shares of Purple Beverage Company, Inc., dated as of April 2, 2008

10.4***	Form of Amendment No. 2 to Subscription Agreement and to Common Stock Purchase Warrant to Purchase Shares of Purple Beverage Company, Inc.

10.5****	Form of Warrant Assignment Agreement

10.6	Form of Letter Amendment to Subscription Agreement and to Common Stock Purchase Warrant to Purchase Shares of Purple Beverage Company, Inc.
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*	Previously filed as Exhibits 10.7 and 10.8, respectively to Current Report on Form 8-K/A filed December 17, 2007.
**	Previously filed as Exhibit 10.1 to Current Report on Form 8-K filed April 4, 2008
***	Previously filed as Exhibit 10.4 to Current Report on Form 8-K filed September 3, 2008
****	Previously filed as Exhibit 10.5 to Current Report on Form 8-K filed September 3, 2008

Form of Letter Amendment to Subscription Agreement

I am writing to express my sincere appreciation for your continued support of Purple Beverage and a brief update of our business. As part of this update I am also expressing a desire to further restructure your investment in order to permit us to pursue additional financing. The past several months have been a challenging time for Purple. With 4,000 stores carrying Purple we are rapidly building brand identity and a loyal following. We also continue to receive strong interest from new distributors who could open vast new markets. However, during these challenging economic times we have found ourselves shut out from the capital markets. We have been unable to secure the capital needed for growth from traditional sources. In order to maintain our operations even at present levels we have received capital in the form of short term bridge loans. Recently, we restructured our registered December 2007 warrants reducing the exercise price to $0.40 from $2.00 and issuing restricted common stock in exchange for warrants at no cost to you as part of a package associated with approximately $1,000,000 of bridge loans over the past several months and streamlined operations to conserve cash.

We have been offered an opportunity to receive additional bridge loans and are offering an opportunity to our existing investors to participate. We believe that with additional funds to sustain operations through year-end, we may be able to secure a placement agent for a larger offering, although there is no assurance this will occur. With approval of certain revisions to our December 2007 Subscription Agreement, as amended, and related documents to provide us needed flexibility, we will release investors from all lockups that presently restrict sales. Unfortunately, certain restrictive terms of our December 2007 Subscription Agreements has impeded our ability to raise capital.

Under the arrangements being discussed, all restrictive covenants under our December 2007 Subscription Agreements will be terminated and you will be free from any further contractual lockup restrictions to sell your shares. The sale of your shares will still be subject to federal and state securities laws. The company intends to register all original shares issued pursuant to the December 2007 Subscription Agreement in a registration statement on Form S-1 and will file the registration statement promptly upon receipt of this consent. Your consent will also permit us to restructure various bridge loans for lenders who assisted us and continue to assist us with new funding, in which you are also invited to participate, as follows:

•
All new lenders who make new funds available will be issued unsecured convertible notes with a term of one-year convertible at the option of the holder upon prior written notice to the company at any time after the issuance date at a conversion price of $0.05 per share;

•
Existing bridge lenders who provide any new funds will receive one-year convertible notes, on the same terms and conditions referenced above, evidencing the new amount funded and the outstanding principal amount of their existing notes and their existing notes on the issuance date will be canceled; and

•
We will adjust the effective purchase price of all of our December 2007 and later investors to $0.10 per share by issuing new shares and adjusting the exercise price of our warrants provided our December 2007 subscribers consent to the actions described below, which shall also constitute Exempted Issuances and amendments under the December 2007 Subscription Agreements:

1.	There shall be no further restrictions on filing any registration statement by the company and Section 9(p) of the December 2007 Subscription Agreement will be deemed to be intentionally deleted;
2.	All contractual lockups on sales of our shares will be removed;
3.
All most favored nations and price protection features applicable to shares and warrants (including, without limitation, those set forth in Section 12 of the December 2007 Subscription Agreement) will be waived in connection with the issuance of the convertible promissory notes; and

4.	The assignment of all 2007 Warrants shall be consented to and the exercise price of all 2007 Warrants, shall be reduced to $.10 per share.

If you are agreeable to the foregoing please indicate by signing in the space provided below. If you would like to participate in the new $0.05 unsecured convertible notes please contact me to obtain a subscription agreement on or before Wednesday , October 7, 2008.

Ted Farnsworth

_________________________
Name:
Date: ____________________